Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” and to the use of (i) our report dated February 3, 2010 with respect to the consolidated balance sheet of Steadfast Income REIT, Inc. (formerly Steadfast Secure Income REIT, Inc.) as of December 31, 2009 and (ii) our report dated October 15, 2010 with respect to the statement of revenues over certain operating expenses of the Lincoln Tower Property for the fiscal year ended February 28, 2010, all included in Pre-Effective Amendment No. 1 to Post-Effective Amendment No. 1 to the Registration Statement (Form S-11 No. 333-160748) and related Prospectus of Steadfast Income REIT, Inc. for the registration of $1,650,000,000 in shares of its common stock.
/s/ Ernst & Young LLP
Irvine, California
December 9, 2010